FOR IMMEDIATE RELEASE

CONTACTS:
MEDIA                                                   INVESTORS
Rita Srinivasan                                         Larry James
65.360.4368                                             1.408.941.1110
ritasrinivasan@charteredsemi.com                        ljames@charteredsemi.com


Maggie Tan                                              Barbara Kalkis
65.360.4705                                             Maestro Public Relations
tanmaggie@charteredsemi.com                             1.408.996.9975
                                                        kkalkis@compuserve.com


               CHARTERED SEMICONDUCTOR REPORTS RECORD REVENUES IN
                              1999 YEAR-END RESULTS

               FOURTH QUARTER RESULTS MARK RETURN TO PROFITABILITY
 ADDITION OF CAPACITY WILL BE ACCELERATED TO ACCOMMODATE SURGE IN WAFER DEMAND

SINGAPORE -- JANUARY 21, 2000 -- Chartered Semiconductor Manufacturing (Nasdaq:CHRT and SGX:CHARTERED) has announced record net revenues for its fiscal year ended December 31, 1999, and significant net revenue growth for its fourth quarter. The Company reported annual net revenues of $694.3 million for 1999, an increase of 64% over annual net revenues of $422.6 million reported for 1998. Fourth-quarter net revenues were $216.2 million, up 104% from $106.0 million in net revenues from the same quarter a year ago. Net revenues, including our share of the minority-owned joint-venture company, were $707.6 million for 1999 and $228.9 million for the fourth-quarter 1999, resulting in growth rates of 67% year-over-year and 116% quarter-over-quarter.

The 1999 earnings per American Depositary Share (ADS) and earnings per share
(EPS) on a fully diluted basis were a loss of $0.32 and a loss of $0.03 respectively, compared with a loss of $2.42 and a loss of $0.24 respectively in 1998. The fourth-quarter 1999 earnings per ADS and EPS on a fully diluted basis were $0.18 and $0.02 respectively, compared with a loss of $0.78 and a loss of $0.08 respectively in the same quarter a year ago.

Fourth-quarter 1999 net income of $22.1 million (which included a non-cash stock-based compensation charge of $8.0 million and several fourth-quarter items totaling a credit of $10.2 million) reflected an improvement of $99.2 million from negative $77.2 million in the fourth-quarter 1998. For the fourth-quarter 1999, higher volume of shipments, improved utilization of capacity and higher average selling prices drove the gross profit to $71.4 million, or 33% of net revenue, from a negative $6.4 million, or negative 6% of net revenue in the same quarter a year ago. The fourth-quarter 1998 net loss included a $31.8 million charge associated with the termination of a development program and a non-cash stock-based compensation credit of $0.7 million.

Net loss for 1999 was $32.6 million, an improvement of $166.2 million over 1998. As a result of higher volume of shipments and improved capacity utilization, gross profit for 1999 improved to $167.2 million, or 24% of net revenue, from negative $17.0 million, or negative 4% of net revenue, in 1998. The 1999 net loss included a $20.1 million non-cash stock-based compensation charge and a $6.5 million charge associated with the termination of a development program. The 1998 net loss included a $31.8 million charge associated with the termination of a development program and a $2.8 million non-cash stock-based compensation credit.

In 1999, the Company increased its research and development (R&D) investment by 36% to $58.9 million due principally to expenses for the development of 0.25um and 0.18um process technologies, as well as other advanced processes.


Regional Market Dynamics
The addition of new customers in Europe marked the region as the Company's fastest growing geographical sales area. Together with increased wafer demand in the United States -- the Company's largest region -- Chartered's quarter-over-quarter and year-over-year performance saw significant growth. Including our share of the minority-owned joint-venture company, 1999 revenues in Europe totaled $95.2 million, versus 1998 revenues of $6.9 million; North America revenues totaled $484.5 million in 1999, while 1998 revenues for the region totaled $265.4 million. In Japan, 1999 revenues rose to $20.3 million from $5.0 million in 1998. The Asia-Pacific region saw a reduction in revenues to $107.6 million in 1999 from $145.3 million in 1998. The lower revenue in Asia-Pacific reflects the Company's strategic shift away from commodity chips to a sharper focus on systems-level technologies and communications market requirements.

"We believe our strategy to support industry innovators requiring systems-level solutions and our focus on specific market segments are responsible for our overall revenue growth," said Barry Waite, president and CEO of Chartered. "This strategy manifested itself most notably in Europe with its high concentration of companies with communications and systems expertise."

Average Selling Prices and Wafer Demand
Average selling prices (ASPs) also showed marked improvement in the fourth-quarter 1999 as the Company was able to increase shipments of wafers with a higher mix of advanced technology. Average selling prices increased 37% from $825 per wafer in the fourth-quarter 1998 to $1131 per wafer in the fourth-quarter 1999. Average selling prices increased by 4% from $961 per wafer in 1998 to $999 per wafer in 1999. Adjusted to exclude the terminated print-head business, ASPs increased 26% from the fourth quarter of 1998 to the fourth quarter of 1999 and 2% from 1998 to 1999.

The combined factors of new customers and increased wafer demand spurred wafer shipments from 439,700 in 1998 to 695,300 wafers in 1999, an increase of 255,600 or 58%. Wafer shipments in the fourth quarter totaled 191,200 -- an increase of 62,700 wafers, or 49%, over shipments of 128,500 in the same period a year ago.

Capacity Ramp Acceleration
Based on the current semiconductor market outlook and customer demand for Chartered's services, the Company intends to double manufacturing capacity from approximately 700,000 wafers per year to 1.4 million wafers by the end of 2001. The accelerated capacity plan involves a two-phased approach that is intended to provide ongoing additional capacity expansion. First, the Company plans to increase capacity within its existing production facilities. The existing clean-room in Fab 2 will be expanded and the subfloor areas in Fab 1 and Fab 3 will be converted into manufacturing floors. The expected increased efficiencies realized by maximizing current space utilization will result in the capability to produce approximately 20,000 additional eight-inch wafers per month -- about the same output of some fabrication facilities. Capacity in year 2000 is expected to be approximately 970,000 eight-inch equivalent wafers.

During the 2000 fiscal year, Chartered plans to break ground for the construction of a new eight-inch wafer fabrication facility. The new facility is expected to have a production capacity of approximately 60,000 eight-inch wafers per month and is expected to be capable of fabricating wafers with 0.15um and smaller process geometries. The cost of construction and equipment in the new facility is currently estimated at approximately $2.1 billion. First wafer output at the new facility is expected to occur in mid-2001.

To support its plan for accelerated capacity growth, the Company has raised its year 2000 estimate of total capital expenditures for itself and its joint-venture fabrication facilities to approximately $1.4 billion. This represents an increase of 102% over its 1999 capital expenditures.

Summarizing highlights of the year, Barry Waite said, "Chartered has established itself as a top-tier foundry through its focus on systems-level technologies supporting industry innovators. Going forward, our customers and partners have high expectations of Chartered's support capabilities. Our results show that we are making solid steps in the right direction. We will continue to invest in technology, capacity and the right skills to enhance Chartered's role as a long-term, premier pure-play foundry."


ABOUT CHARTERED
Chartered Semiconductor Manufacturing (Nasdaq:CHRT and SGX:CHARTERED) is one of the world's leading independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3800 people at its 12 locations in North America, Asia and Europe.

Chartered completed its global initial public offering in October 1999 and is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange
(SGX). The Company reported 1999 revenues of US $694.3 million.

For more information, visit the company's website, www.charteredsemi.com. Investor updates can be viewed at www.charteredsemi.com/investor.htm.

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements -- including without limitation statements relating to capacity acceleration, capital expenditures, and the construction of a new facility more particularly described under the heading "Capacity Ramp Acceleration" -- reflect the Company's current views with respect to future events and financial performance. These statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, changes in the market outlook, customer demand, delays in the delivery of equipment and regulatory issues could affect our capacity acceleration plans, including the construction of the new facility. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's prospectus dated October 29, 1999. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                      CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                          Three Months Ended       Twelve Months Ended
                                                             December 31,              December 31,
                                                       -------------------------  -----------------------
                                                           1998          1999        1998        1999
                                                       -----------   -----------  ----------  -----------
                                                       (unaudited)   (unaudited)   (audited)  (unaudited)
Net revenue                                               105,969       216,233     422,622      694,258
Cost of revenue                                           112,363       144,849     439,668      527,023
                                                          -------       -------    --------      -------
Gross profit (loss)                                        (6,394)       71,384     (17,046)     167,235
                                                          -------       -------    --------      -------
Operating expenses:
   Research and development                                 9,495        22,433      43,419       58,894
   Fab start-up costs                                           -         8,442       1,455        8,442
   Sales and marketing                                      9,451         4,622      31,872       34,359
   General and administrative                              14,523        12,143      37,389       44,619
   Costs incurred on termination of development
   program                                                 31,776             -      31,776        6,500
   Stock-based compensation                                  (723)        7,956      (2,780)      20,094
                                                          -------       -------    --------      -------
     Total operating expenses                              64,522        55,596     143,131      172,908
                                                          -------       -------    --------      -------
Operating income (loss)                                   (70,916)       15,788    (160,177)      (5,673)
Other income (expense)                                     (5,989)          893     (28,964)     (32,298)
                                                          -------       -------    --------      -------
Income (loss) before income taxes                         (76,905)       16,681    (189,141)     (37,971)
Income tax benefit (expense)                                 (245)       (2,092)       (865)      (2,131)
                                                          -------       -------    --------      -------
Income (loss) before minority interest                    (77,150)       14,589    (190,006)     (40,102)
Minority interest                                               -         7,483           -        7,483
                                                          -------       -------    --------      -------
Net income (loss)                                         (77,150)       22,072    (190,006)     (32,619)
Other comprehensive income (loss)                               -             -      (8,794)           -
                                                          -------       -------    --------      -------
Comprehensive income (loss)                               (77,150)       22,072    (198,800)     (32,619)
                                                          =======       =======    ========      =======
Net income (loss) per ordinary share:
  Basic                                                     (0.08)         0.02       (0.24)       (0.03)
  Diluted                                                   (0.08)         0.02       (0.24)       (0.03)
Shares used in per share calculation (in millions)
  Basic                                                       985         1,182         785        1,035
  Diluted                                                     985         1,217         785        1,035
Net income (loss) per ADS:
  Basic                                                     (0.78)         0.19       (2.42)       (0.32)
  Diluted                                                   (0.78)         0.18       (2.42)       (0.32)
ADSs used in per share calculation (in millions)
  Basic                                                        98           118          78          104
  Diluted                                                      98           122          78          104

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           CONSOLIDATED BALANCE SHEET

                (IN THOUSANDS US DOLLARS, EXCEPT PER SHARE DATA)

                                                            As of
                                                  --------------------------
                                                  December 31,  December 31,
                                                      1998          1999
                                                  ------------  ------------
                                                  (audited)      (unaudited)
Assets
Cash and cash equivalent                              99,619        544,996
Accounts receivable                                   83,988        141,226
Inventories                                           29,476         33,619
Other current assets                                  10,149          9,946
                                                   ---------      ---------
     Total current assets                            223,232        729,787
                                                   ---------      ---------
Property, plant and equipment, net                   981,970      1,282,106
Other non-current assets                             116,308        121,015
                                                   ---------      ---------
     Total assets                                  1,321,510      2,132,908
                                                   =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                      31,359        152,401
Current installments of long-term debt                49,046        119,991
Bank overdrafts                                        3,082              -
Accrued operating expenses                            84,918        127,147
Other current liabilities                             41,728         35,686
                                                   ---------      ---------
     Total current liabilities                       210,133        435,225
Obligations under capital leases, excluding
current  installments                                 13,414          7,822
Long-term debt, excluding current installments       419,545        423,668
Other liabilities                                     77,172         67,279
                                                   ---------      ---------
     Total liabilities                               720,264        933,994
Minority interest                                          -         57,164
Shareholder's equity                                 601,246      1,141,750
                                                   ---------      ---------
     Total liabilities and shareholders' equity    1,321,510      2,132,908
                                                   =========      =========
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